Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  UBS AG

(Commission File No. 1-15060)

Confidential

Share-for-Share Exchange

Impact of Deferred Compensation Plans

Communication and Action Timeline

Disclaimer:

The purpose of this document is to describe the impact of the Exchange on the UBS compensation plans and any awards granted under them. This document does not constitute or form part of a prospectus and the public offer will be made solely by means of, and on the basis of, a prospectus which is to be published on www.ubs.com/exchangeoffer

September 30, 2014

Introduction

UBS has announced a series of measures to improve the resolvability of the UBS Group. As a substantial step on this path, UBS intends to establish a listed holding company for the Group, UBS Group AG, by way of a share-for-share exchange offer for existing UBS AG shares (“Exchange”). It is intended that UBS Group AG shares will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS AG shares. In addition, the Exchange will not involve any change to our board of directors or senior management

UBS believes that these changes will substantially enhance the resolvability of the Group in response to evolving global regulatory requirements. It anticipates that the establishment of UBS Group AG, coupled with the other measures already announced, will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for the Group

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Key Points of the Share-for-Share Exchange

Tender exchange

•	Under the terms of the Exchange, and where legally permitted, UBS will offer shareholders of UBS AG the opportunity to exchange their UBS AG shares into UBS Group AG Shares at a one to one ratio. Depending on work location, shareholders may be able to tender their shares in an initial and a (possible) subsequent offer period

•	A key condition for the successful completion of the offer is achieving a 90% acceptance level

•	There will be an initial offer period for the exchange, and if all the conditions of the Exchange have been met or have been waived by the end of the initial offer period, and UBS Group AG has not acquired 100% of the UBS AG shares in issue, a subsequent offer period will be provided

•	At the end of the relevant offer period and assuming the conditions for the Exchange have been met, all UBS AG shareholders who tendered for the Exchange will acquire UBS Group AG shares

•	Should UBS Group acquire more than 90% of the total UBS AG shares in issue, it expects to initiate a squeeze-out under Swiss law

•	For most countries, there is no taxable event for the share to share exchange, but employees should refer to their tax advisor and the employee tax memo for more information

Supplementary Capital Return

•	Following completion of the transaction and a subsequent squeeze-out process to obtain full ownership of UBS AG which may take several months, UBS Group AG expects to propose to shareholders of UBS Group AG a supplementary capital return of at least CHF 0.25 per share

Listing of UBS Group AG Shares

•	UBS Group AG will apply for all of the UBS Group AG shares to be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange and are expected to be effective upon settlement of the shares

Delisting of UBS AG Shares

•	Following the completion of the exchange offer, UBS Group AG intends to apply for the delisting of UBS AG shares in accordance with the listing rules of SIX and NYSE

Impact on compensation plans

•	Unvested awards will continue to vest in line with the plan rules and notional shares, performance shares and options / SARs will be exchanged automatically into awards over UBS Group AG shares at first settlement

•	Outside the US and Puerto Rico, where legally permitted, registered shares will be converted without the need for participant action (participants have the right to object) whereas within the US and Puerto Rico participants would need to actively tender their UBS AG shares in order to receive UBS Group AG shares

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Decision Tree on Employee Action

Below provides an overview of whether employee action is required for compensation plans awards administered on CEFS/Equatex

More detailed information on action requirements per country is provide on the next page

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Process of the Exchange by Work Location Country

Below provides an overview of the tendering process for UBS AG shares for the various jurisdictions, split by vested and unvested awards

Vested and unblocked UBS shares
Location Country	Tendering Process

Argentina, Australia, Austria, Bahamas, Bahrain, Brazil, Canada, Cayman Islands, China, Colombia, France, Germany, Hong Kong, India, Indonesia, Ireland, Kazakhstan, Luxembourg, Monaco, Netherlands, Panama, Peru, Philippines, Poland, Singapore, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, United Kingdom, Uruguay, Venezuela

Passive Tender:

Participant’s Vested (and where required Restricted) Shares will be tendered on his/her behalf as a default position, unless the Participant objects before the end of the initial offer period.

US, Puerto Rico and US Virgin Islands	Active Tender: Participant makes the decision whether the Restricted or Vested Shares shall be tendered or not and may decide to withdraw tendering during initial offer period
Belgium, Cyprus, Greece, Israel, Italy, Jersey, Japan, New Zealand, Portugal, Russia, Saudi Arabia, Sweden, Taiwan, UAE, and any other country not listed above

Squeeze Out:

Participants in these locations are not permitted to be offered the exchange and they will retain their UBS AG shares. However these shares may be subject to any future squeeze out, as described above

Unvested UBS shares, blocked UBS shares, purchased shares
Location Country	Tendering Process
US, Puerto Rico and US Virgin Islands	Active Tender
Rest of World

Automatic Tender:

UBS takes the decision, in accordance with the applicable plan rules, to automatically exchange the Participant’s Restricted Shares, without any action or involvement on the part of the Participant

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Overview of Indicative Timeline and related HR Communication / Events

Indicative timeline	General	HR Communication / Events
29 September 2014	Publication of Swiss offer prospectus	Briefing of HREC
29 September 2014	Publication of US offer to exchange prospectus for the offer
30 September 2014	Publication of EU offer prospectus	Communication to Reward
1 October 2014		Communication to employees
14 October 2014	Start of initial acceptance period of the offer; opening of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system	Announcement to employees in the relevant countries that tender offer election window has opened with reminders during the period
10 November 2014	N/A	Final reminder with closing of tender offer election window at 23:59:59 CET
11 November 2014	End of initial acceptance period of the offer (4:00 pm CET)*	Tendering of UBS AG shares by CEFS/Equatex for automatic and passive*
12 November 2014	Publication of preliminary interim results of the offer (via media release)*
17 November 2014	Publication of definitive interim results of the offer (via media release and print media)*
17 November 2014	Start of additional acceptance period of the offer*	Reopening of the election window for untendered shares are in case employees have rejected tender offer or withdrawn from tender during the initial acceptance period
19 November 2014	First settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the initial acceptance period*	Exchange of awards over UBS AG shares into exchange of awards of UBS Group AG shares, excepted for untendered UBS AG shares
19 November 2014	Listing and first trading day of UBS Group AG shares on SIX and NYSE, and replacement of UBS AG with UBS Group AG in the SPI and SMI*
30 November 2014	N/A	Final reminder with closing of tender offer election window at 23:59:59 CET
1 December 2014	End of additional acceptance period of the offer (4:00 pm CET)*; close of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system*	Tendering of UBS AG shares by CEFS/Equatex
2 December 2014	Publication of preliminary final results of the offer (via media release)*
5 December 2014	Publication of definitive final results of the offer (via media release and print media)*
9 December 2014	Second settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the additional acceptance period*	UBS AG shares tendered in additional acceptance period exchanged into UBS Group AG shares

* Subject to potential extension period of the Initial Acceptance Period

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Disclaimer (1/3)

Disclaimer:

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at www.ubs.com/exchangeoffer.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the European Economic Area (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this document in the initial offer period except on the basis of information contained in the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in the initial offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. A copy of the EU Prospectus in the English language is available at www.ubs.com/exchangeoffer.

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Disclaimer (2/3)

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:
•	to legal entities which are qualified investors as defined in the Prospectus Directive;
•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

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Disclaimer (3/3)

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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